

14007764



SEC MAIL
RECEIVED
PROCESSING
JUN 2 5 2014
SECTION
WASH, D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

PKF O'CONNOR DAVIES

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Omnicom Group Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of 1) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and 2) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF O'Connor Davies

Harrison, New York
June 23, 2014

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Suite 301, Harrison, NY 10528 I Tel: 914.381.8900 I Fax: 914.381.8910 I www.odpkf.com

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2013	2012
Assets:		
Investments, at fair value	$ 2,366,888,700	$ 1,918,081,477
Contributions receivable:		
Employer	36,800,000	40,165,000
Employee	1,879	157,520
Notes receivable from participants	24,320,421	23,263,695
Accrued interest and dividends	881,152	1,011
Due from broker for investments sold	28,705	407,033
Other receivable	200,000	925,000
Total receivables	62,232,157	64,919,259
Total Assets	$2,429,120,857	1,983,000,736
Liabilities:		
Accrued expenses and other	926,660	925,000
Due to broker for investments purchased	108,470	387,583
Total Liabilities	1,035,130	1,312,583
Net assets reflecting investments at fair value	2,428,085,727	1,981,688,153
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(4,200,347)	(8,114,196)
Net Assets Available for Benefits	$ 2,423,885,380	$ 1,973,573,957

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2013	2012
Additions:		
Interest and dividend income	$ 92,921,739	$ 50,816,386
Contributions:		
Employer	39,400,760	41,613,502
Employee	114,914,145	110,809,287
Rollover	12,393,136	12,194,267
	166,708,041	164,617,056
Other receipts	155,791	-
Total Additions	259,785,571	215,433,442
Deductions:		
Benefit payments	196,136,885	167,419,077
Administrative expenses	101,626	4,218
Total Deductions	196,238,511	167,423,295
Net appreciation in fair value of investments	378,442,274	164,773,642
Net increase in net assets available for benefits	441,989,334	212,783,789
Assets transferred into Plan	8,322,089	68,786,089
Net assets available for benefits, beginning of year	1,973,573,957	1,692,004,079
Net assets available for benefits, end of year	$ 2,423,885,380	$ 1,973,573,957

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors, or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee"). An affiliate of the Trustee performs the recordkeeping services for the Plan.

Assets Transferred into Plan

In 2013, six separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $8,322,089 were transferred into the Plan. In 2012, 15 separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $68,786,089 were transferred into the Plan.

Additional subsidiaries may merge their plan assets into the Plan in the future.

Eligibility and Plan Entry Dates

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies can enroll in the Plan as soon as administratively practicable following employment.

For the profit sharing feature of the Plan, eligible employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

Participating companies have the option to adopt any or all of the 401(k), matching or profit sharing contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

Contributions

The Plan allows eligible employees of participating companies that have adopted the Plan's 401(k) feature to elect to contribute from 1% to 70% of their eligible compensation as pre-tax contributions to the Plan, up to the annual dollar limit under the Code.

Each participating company may make discretionary matching contributions and discretionary profit sharing contributions ("Employer Contributions") to the Plan each year on behalf of its eligible employees. Matching contribution formulas are determined by the participating companies from the options available under the Plan.

Participants are generally eligible to receive Employer Contributions, if any, if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

Participant Accounts

Each participant's account is credited with the pre-tax contributions made by the participant and with employer discretionary matching contributions, if any, allocated to the participant. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans and from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available through the Plan. Each participant's account is credited with its share of investment income, which consists of interest, dividends, and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

Forfeitures

Forfeitures of terminated participants' non-vested account balances may be allocated as Employer Contributions and also may be used to pay Plan expenses. At December 31, 2013 and 2012, unallocated forfeitures totaled $2,706,681 and $2,783,396, respectively. In 2013, the Company applied forfeitures of $2,783,396 to the Employer Contributions attributable to the 2012 plan year. At December 31, 2013, the Company applied forfeitures of $2,706,681 to reduce the 2013 employer contributions receivable balance.

Vesting

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following schedules, as adopted by each participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more; or,

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

Payment of Benefits

Upon termination of employment, retirement, disability or death, participants (or their beneficiaries) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Terminated participants may defer payment of their account until they are required to receive a distribution in accordance with Internal Revenue Service ("IRS") Regulations. The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

The Plan also allows hardships withdrawals, if certain conditions are met, and has an in-service withdrawal provision for employees who are age 59 ½ or older.

Notes Receivable from Participants

Generally, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant's account and bear interest at 1% above the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2013 range from 3.25% to 9.75%. Principal and interest are generally repaid through payroll deductions. General-purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years.

Loans granted for principal residences that were transferred from merged plans may have longer maturity dates.

Administrative Expenses

Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other miscellaneous fees are paid by participants. Certain costs and expenses of administrating the Plan ("Permitted Expenses") are paid by the Plan and other Permitted Expenses are paid by the Company.

For the 2013 and 2012 plan years, the Trustee agreed to make payments to the Plan of $800,000 and $925,000, respectively, that may be used to pay Permitted Expenses or for other permitted Plan purposes, including reimbursing the Company for Permitted Expenses it paid. In 2013, the Plan received $600,000 related to 2013 and $925,000 related to 2012. In 2013 and 2012, the Plan reduced administrative expenses in the Statements of Changes in Net Assets Available for Benefits by $798,340 and $699,568, respectively. At December 31, 2013 and 2012, the Plan recorded a deferred charge in accrued expenses in the Statements of Net Assets Available for Benefits of $569,606 and $225,432, respectively, reflecting the funds that may be used to pay future Permitted Expenses. Pending the use for Permitted Expenses, the funds received from the Trustee are invested in the Fidelity Retirement Money Market Fund. At December 31, 2013, the balance of the Fidelity Retirement Money Market Fund was $726,731.

Changes to Investment Options

In 2013, the share class for the Dreyfus Midcap Value fund was changed. The new share class has an investment strategy and risks that is similar in nature to those of the former share class and has a lower expense ratio.

2. Summary of Significant Accounting Policies

Presentation of Financial Statements

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. However, for fully benefit-responsive investment contracts, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of investments as well as an adjustment from fair value to contract value for the Plan's fully benefit-responsive investment contract. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Fidelity Managed Income Portfolio II ("MIP II") is a fully benefit-responsive investment contract (see Note 3).

Shares of registered investment companies (mutual funds) are valued at quoted market prices. Company Stock is valued at the closing price on The New York Stock Exchange.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation in the fair value of investments includes gains and losses on investments purchased and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest. As provided for in the Plan, delinquent notes receivable from participants are recorded as benefit payments and are reflected in the Statements of Changes in Net Assets Available for Benefits.

Fair Value Measurement

The Plan applies the fair value measurement guidance for its financial assets and liabilities that are required to be measured at fair value on a recurring basis. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 – Quoted prices in active markets for identical instruments

Level 2 – Significant other observable inputs

Level 3 – Significant unobservable inputs

Benefit Payments

Benefits are recorded when paid.

Risk and Uncertainties

The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participant account balances.

3. Investment in MIP II

MIP II is a common/collective trust. The underlying assets of MIP II are a pool of fixed income securities that include U.S. Government and government agency obligations, publicly traded investment grade corporate debt, U.S. Government agency mortgage securities, asset-backed securities and other debt and fixed income securities. The securities are "wrapped" by synthetic investment contracts that provide liquidity for participant withdrawals. The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). At December 31, 2013 and 2012, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers.

The fair value of MIP II is determined by the Trustee based on the market value of the underlying securities. The contract value of MIP II is determined by the Trustee. Contract value is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II at contract value.

The interest crediting rates at December 31, 2013 and 2012 were 1.28% and 1.42%, respectively. For the years ended December 31, 2013 and 2012, the average yield of MIP II was 1.33% and 1.60%, respectively. There is no relationship between future crediting rates and the adjustment from fair value to contract value reported in the Statements of Net Assets Available for Benefits.

4. Investments

The fair value of investments at December 31, 2013 and 2012 was:

	2013	2012
Omnicom Group Inc. Common Stock	$162,523,288*	$118,073,470*
Fidelity Managed Income Portfolio II ("MIP II")	298,396,470*	312,256,590*
Fidelity Contrafund - Class K	261,367,445*	201,484,401*
Spartan 500 Index - Institutional Class	237,217,419*	176,281,847*
Fidelity Diversified International Fund - Class K	177,721,643*	141,237,842*
PIMCO Total Return Fund - Institutional Class	163,148,512*	188,282,663*
Dreyfus Midcap Value Fund I	152,337,792*	-
Dreyfus Midcap Value Fund A	-	109,205,836*
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	145,605,031*	89,036,665
Eaton Vance Large-Cap Value Fund Class I	122,513,759*	98,923,090*
T. Rowe Price Institutional Large- Cap Core Growth Fund	93,415,358	67,765,391
Fidelity Low-Priced Stock Fund - Class K	63,815,705	44,546,603
RS Partners Fund Y	28,284,886	16,822,544
Neuberger Berman Socially Responsive Fund - Institutional Class	13,185,021	8,756,438
Fidelity Freedom K Income Fund	5,352,511	5,656,981
Fidelity Freedom K 2000 Fund	4,098,783	3,795,566
Fidelity Freedom K 2005 Fund	2,022,239	2,549,040
Fidelity Freedom K 2010 Fund	9,735,609	8,536,663
Fidelity Freedom K 2015 Fund	16,532,755	16,806,138
Fidelity Freedom K 2020 Fund	39,969,099	32,963,406
Fidelity Freedom K 2025 Fund	46,231,005	40,227,699
Fidelity Freedom K 2030 Fund	65,232,173	52,427,705
Fidelity Freedom K 2035 Fund	74,701,009	58,715,643
Fidelity Freedom K 2040 Fund	82,944,404	62,372,373
Fidelity Freedom K 2045 Fund	53,967,976	36,160,136
Fidelity Freedom K 2050 Fund	42,754,247	25,180,637
Fidelity Freedom K 2055 Fund	3,086,165	-
Fidelity Retirement Money Market	726,731	-
Cash equivalents	1,665	16,110
	$2,366,888,700	$1,918,081,477

* Represents 5% or more of the Plan's net assets available for benefits.

The appreciation (depreciation) in the fair value of investments (including gains and losses on investments purchased and sold, as well as held during the year) for the years ended December 31, 2013 and 2012, was:

	2013	2012
Omnicom Group Inc. Common Stock	$ 55,165,087	$ 13,510,450
Fidelity Contrafund - Class K	48,548,373	26,184,507
PIMCO Total Return Fund - Institutional Class	(8,863,533)	5,382,929
Spartan 500 Index - Institutional Class	53,284,190	20,479,142
Fidelity Diversified International Fund - Class K	33,030,765	20,842,302
Dreyfus Midcap Value Fund I	13,778,968	-
Dreyfus Midcap Value Fund A	14,979,056	17,956,719
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	41,107,572	9,447,961
Eaton Vance Large-Cap Value Fund Class I	22,240,456	12,368,369
T. Rowe Price Institutional Large-Cap Core Growth Fund	27,556,883	9,856,097
Fidelity Low-Priced Stock Fund - Class K	11,958,884	3,662,177
RS Partners Fund Y	4,680,538	1,448,659
Neuberger Berman Socially Responsive Fund - Institutional Class	2,589,930	828,339
Fidelity Freedom K Income Fund	129,854	163,524
Fidelity Freedom K 2000 Fund	135,643	112,963
Fidelity Freedom K 2005 Fund	126,815	75,757
Fidelity Freedom K 2010 Fund	751,808	488,293
Fidelity Freedom K 2015 Fund	1,558,785	957,563
Fidelity Freedom K 2020 Fund	3,883,934	1,910,262
Fidelity Freedom K 2025 Fund	5,755,427	2,530,641
Fidelity Freedom K 2030 Fund	8,479,629	3,518,553
Fidelity Freedom K 2035 Fund	11,114,816	4,302,226
Fidelity Freedom K 2040 Fund	12,262,121	4,604,887
Fidelity Freedom K 2045 Fund	7,917,140	2,447,698
Fidelity Freedom K 2050 Fund	5,996,724	1,693,624
Fidelity Freedom K 2055 Fund	272,409	-
	$378,442,274	$164,773,642

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5. Fair Value

Investments measured at fair value on a recurring basis at December 31, 2013 and 2012 were:

	2013			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,665	$ -	$ -	$ 1,665
Mutual funds:				
Stock	1,295,464,059	-	-	1,295,464,059
Money Market	726,731			726,731
Fixed Income	163,148,512	-	-	163,148,512
Target Date	446,627,975	-	-	446,627,975
	1,905,967,277	-	-	1,905,967,277
Common/Collective Trust	-	298,396,470	-	298,396,470
Company Stock	162,523,288	-	-	162,523,288
	$ 2,068,492,230	$ 298,396,470	$ -	$ 2,366,888,700

	2012			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 16,110	$ -	$ -	$ 16,110
Mutual funds:				
Stock	954,060,657	-	-	954,060,657
Fixed Income	188,282,663	-	-	188,282,663
Target Date	345,391,987	-	-	345,391,987
	1,487,735,307	-	-	1,487,735,307
Common/Collective Trust	-	312,256,590	-	312,256,590
Company Stock	118,073,470	-	-	118,073,470
	$ 1,605,824,887	$ 312,256,590	$ -	$ 1,918,081,477

6. Party-In-Interest Transactions

Certain investments are managed by the Trustee of the Plan, and certain of its affiliates, and, therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment related services are included in net appreciation in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.

One of the investment funds invests exclusively in Company Stock. At December 31, 2013 and 2012, the Plan owned 2,185,334 and 2,363,360 shares of Company Stock, respectively, with corresponding year-end fair values of $162,523,288 and $118,073,470, respectively.

Additionally, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions. These loans are recorded as notes receivable from participants in the Statements of Net Assets Available for Benefits.

7. Plan Amendment or Termination

The Company or its delegate has the right to amend the Plan at any time. In addition, although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested in accordance with the terms of the Plan.

8. Tax Status

The Plan is a retirement plan satisfying the qualification requirements under Section 401(a) of the Code, and therefore is not subject to tax under present income tax regulations. The IRS has determined and informed the Company by letter dated June 22, 2005, that the terms of the Plan and related trust comply with applicable sections of the Code. Since receiving the determination letter, the Plan has been amended in various respects and an application for a new determination letter has been submitted to the IRS. The status of the application is pending. The Committee believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Plan's financial statements. The Plan is subject to examinations by various taxing jurisdictions.

9. Delinquent Participant Contributions

Certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within a timely manner, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled $91,293 for 2013 and $128,314 for 2012. The Trustee computed the applicable earnings to the participants and the participating companies subsequently remitted these applicable earnings to the Plan. A portion of these contributions are included in employee contributions receivable at December 31, 2013 and 2012.

10. Subsequent Events

The Plan evaluated events subsequent to the date of the Statement of Net Assets Available for Benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Omnicom Group Inc. Common Stock	2,185,334 shares. Employer security. Common stock. $.15 par value.	a	$162,523,288
*	Fidelity Managed Income Portfolio II	294,087,852 shares. Common/Collective Trust which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	298,396,470
*	Fidelity Contrafund - Class K	2,720,594 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	261,367,445
	PIMCO Total Return Fund - Institutional Class	15,261,788 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	163,148,512
*	Spartan 500 Index - Institutional Class	3,622,193 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	237,217,419
*	Fidelity Diversified International Fund - Class K	4,824,149 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	177,721,643
	Dreyfus Midcap Value Fund I	3,812,257 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	152,337,792
	Eaton Vance Large-Cap Value Fund Class I	5,111,129 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	122,513,759
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	7,085,403 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	145,605,031
	T. Rowe Price Institutional Large-Cap Core Growth Fund	4,045,706 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	93,415,358

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Low-Priced Stock Fund - Class K	1,291,293 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	63,815,705
	RS Partners Fund - Class Y	692,239 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	28,284,886
	Neuberger Berman Socially Responsive Fund - Institutional Class	377,794 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	13,185,021
*	Fidelity Freedom K Income Fund	447,534 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	5,352,511
*	Fidelity Freedom K 2000 Fund	335,416 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	4,098,783
*	Fidelity Freedom K 2005 Fund	150,464 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	2,022,239
*	Fidelity Freedom K 2010 Fund	693,914 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	9,735,609
*	Fidelity Freedom K 2015 Fund	1,161,008 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	16,532,755
*	Fidelity Freedom K 2020 Fund	2,686,095 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	39,969,099
*	Fidelity Freedom K 2025 Fund	2,980,722 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	46,231,005

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Freedom K 2030 Fund	4,113,000 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	65,232,173
*	Fidelity Freedom K 2035 Fund	4,560,501 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	74,701,009
*	Fidelity Freedom K 2040 Fund	5,036,090 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	82,944,404
*	Fidelity Freedom K 2045 Fund	3,212,380 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	53,967,976
*	Fidelity Freedom K 2050 Fund	2,534,336 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	42,754,247
*	Fidelity Freedom K 2055 Fund	255,689 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	3,086,165
*	Fidelity Retirement Money Market Fund	726,731 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	726,731
*	Cash Equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	1,665
*	Notes Receivable from Participants	Loans to participants with maturities through May 2042, interest rates ranging from 3.25% to 9.75%, collateralized by participants' vested account balances.	-	24,320,421
				$2,391,209,121

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

See Report of independent registered public accounting firm.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2013
EIN: 13-1514814
Plan No. 004

	Total that Constitutes Non-Exempt Prohibited Transactions			
Participant Contributions and Loan Repayments Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE (Prohibited Transaction Exemption) 2002-51
$91,293	N/A	$91,293	N/A	N/A

During 2013, certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within a timely manner, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled $91,293 for the year ended December 31, 2013. The Trustee computed the applicable earnings to the participants and the participating companies subsequently remitted these applicable earnings to the Plan. Participant contributions of $1,879 are included in employee contributions receivable at December 31, 2013.

See report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

By: 

Leslie Chiocco
Member of Administrative Committee
June 24, 2014

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of Omnicom Group Inc. of our report dated June 23, 2014 relating to the financial statements and supplemental schedules of the Omnicom Group Retirement Savings Plan, which appears in this Annual Report (Form 11-K).

PKF O'Connor Davies

A Division of O'Connor Davies, LLP
Harrison, New York
June 23, 2014